Ms. Mara Ransom

Chief

Office of Trade & Services

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

November 8, 2019

Re:	Wizard Entertainment, Inc.
Offering Statement on Form 1-A
Filed September 6, 2019
File No. 024-11070

Dear Ms. Ransom:

Thank you for your comments of October 3, 2019 regarding the Offering Statement of Wizard Entertainment, Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Offering Circular

Cover Page, page 1

1. Please include the volume of securities offered. Refer to Rule 253(b)(4) of Regulation A. Please also include the offering price of the securities. In the alternative, if you intend to rely on Rule 253(b) to omit the public offering price, provide a bona fide estimate of the range of the maximum offering price and the maximum number of shares to be offered. Refer to Rule 253.

The Company has amended the cover page to identify the volume of securities being offered and the price per share for those securities.

Risk Factors

We may never achieve or sustain profitability, page 7

2. Please provide your net income and loss for the most recent audited period, so that investors may assess the risk.

The Company has amended its disclosure include the net loss for the most recent audited period in this risk factor.

If we fail to maintain an effective system of internal control over financial reporting, page 11

3. You state that your management may conclude that your internal controls over your financial reporting are not effective. Please tailor this risk factor to reflect your management’s conclusion regarding your internal controls over financial reporting as reflected in your annual report on Form 10-K for the fiscal year ended December 31, 2018.

The Company has tailored this risk factor to include managements conclusion regarding its internal controls as reported in its Form 10-K for the fiscal year ended December 31, 2018.

The Ownership by our Executive Chairman of our Common Stock, page 12

4. Please quantify Mr. Kessler’s beneficial ownership in this risk factor.

The Company has amended this risk factor to identify Mr. Kessler’s beneficial ownership.

Investors in this offering may not be entitled to a jury trial, page 13

5. Please disclose whether the waiver of jury trial in your subscription agreement applies to federal securities law claims. Similarly revise your disclosure under “Jury Trial Waiver,” at page 18. If this provision does not apply to federal securities law claims, please ensure that the jury trial waiver provision in the subscription agreement states this clearly.

The Company has amended its disclosure to identify the jury trial waiver’s application to federal securities law claims.

Use of Proceeds, page 19

6. We note that you intend to use proceeds of this offering to retire all or a portion of the debenture held by Bristol Investment Fund, Ltd. Please disclose here that this entity is controlled by the Chairman of your Board of Directors. In addition, disclose the material terms of such indebtedness. Refer to Item 6 of Form 1-A.

The Company has amended its offering circular to identify the relationship under Use of Proceeds between the company and Bristol Investment Fund, Ltd., and has included the material terms of the indebtedness.

General

7. Please refer to Article XIV of your form of Amended and Restated Bylaws to be in effect prior to any closing of this offering. We note that your forum selection provision identifies a state or federal court located with the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose this provision in your offering circular, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also provide risk factor disclosure and state that there is uncertainty as to whether a court would enforce such provision. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company has amended its disclosure and amended its bylaws to be in effect to clarify the exclusive forum provision’s application to federal securities laws.

Security Ownership of Management and Certain Securityholders, page 40

8. We note your disclosure that as of August 14, 2019, there were 5,768,956 shares of preferred stock issued and outstanding. Please tell us why the ownership of such shares is not reflected in the table on page 40. Refer to Item 12 of Form 1-A. As part of your response, please tell us the material terms of such preferred stock.

The Company has amended its disclosure to include a more detailed discussion of the outstanding preferred stock.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Wizard Entertainment, Inc. filed September 3, 2019. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/Andrew Stephenson
Andrew Stephenson
CrowdCheck Law LLP

cc: John Maatta

Chief Executive Officer

Wizard Entertainment, Inc.

662 N. Sepulveda Blvd., Suite 300

Los Angeles, CA 90049